June 24, 2019

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:	BridgeBio Pharma, Inc.
Registration Statement on Form S-1
Filed September 14, 2018, as amended
File No. 333-231759

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of BridgeBio Pharma, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on June 26, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between June 17, 2019 through the date hereof we have distributed approximately 3,300 copies of the Company’s Preliminary Prospectus dated June 17, 2019 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC JEFFERIES LLC SVB LEERINK LLC

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett

Name:	Ben Burdett

Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood

Name:	Elizabeth Wood

Title:	Managing Director

JEFFERIES LLC

By:	/s/ Matthew Kim

Name:	Matthew Kim

Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Stuart Nayman

Name:	Stuart Nayman

Title:	Managing Director

(Signature Page to Acceleration Request Letter)